EXHIBIT 20
                              OFFICER'S CERTIFICATE


Harry Puglisi, Treasurer of The Money Store Auto Finance, Inc. (the "Servicer"), in accordance with Section 4.6 of the Sale and Servicing Agreement ("Agreement") dated as of November 30, 1997 wherein The Money Store Auto Finance, Inc., is the "Servicer" states the following:


          (i) a review of the activities of the Servicer during 1997 and of its performance under the Agreement has been made under my supervision;

          (ii) to the best of my knowledge, based on my review, the Servicer has fulfilled all its obligations under the Agreement throughout 1997 and there has been no default in the fulfillment of any such obligation.



THE MONEY STORE AUTO FINANCE, INC.



BY:  /S/ HARRY PUGLISI
     --------------------
     HARRY PUGLISI
     TREASURER